ReliaStar Life Insurance Company
Separate Account N

ING Encore/ING Encore Flex (Prospectus No. PRO.120636-05)

Supplement dated May 5, 2005 to the
Contract Prospectus and Statement of Additional Information, each dated April 29, 2005

The information in this Supplement updates and amends certain information contained in the Contract Prospectus and Statement of Additional Information ("Statement"), each dated April 29, 2005. You should read this Supplement along with the current Contract Prospectus and Statement.

1. Effective May 5, 2005 ING Legg Mason Value Portfolio (Class S) is deleted from the Fund Option list and replaced with ING Legg Mason Value Portfolio (Service 2 Class)

2. The minimum and maximum total fund operating expenses shown in the Contract Prospectus will not change with the addition of the fund in Item 1 of this supplement. Therefore, there is no change to the hypothetical examples shown in the Contract Prospectus.

3. The information regarding ING Legg Mason Value Portfolio (Class S) included in the Fund Expense Table beginning on page 7 of the Contract Prospectus is deleted and replaced with the following:

Fund Name	Management (Advisory) Fees	12b-1 Fee	Other Expenses	Total Annual Fund Operating Expenses	Fees and Expenses Waived or Reimbursed	Net Annual Fund Operating Expenses
ING Legg Mason Value Portfolio (Service 2 Shares) [11][14]	0.80%	0.25%	0.26%	1.31%	0.10%	1.21%

4. The Footnotes to "Fund Expense Table" beginning on page 8 of the Contract Prospectus are amended by deleting footnotes 12 and 13, and by replacing footnote 14 with the following:

    (14) A portion of the brokerage commissions that the ING Legg Mason Value, ING Marsico Growth, ING MFS Total Return, ING T. Rowe Price Equity Income and ING Van Kampen Growth and Income Portfolios pay is used to reduce each Portfolio's expenses. Including these reductions, the Total Annual Fund Operating Expenses for each Portfolio for the year ended December 31, 2004 was 1.21%, 1.15%, 1.03%, 1.06%, and 1.07%, respectively. This arrangement may be discontinued at any time.

7. The information for ING Legg Mason Value Portfolio appearing in Appendix V -- Description of Underlying Funds in the Contract Prospectus is amended by changing the share class to "(Service 2 Shares)" in the Fund Name column for the Portfolio.